Exhibit 21.1

SUBSIDIARIES OF PHOTONIC PRODUCTS GROUP, INC.*

The following is a list of the Subsidiaries of Photonic Products Group, Inc.:

NAME	STATE OF INCORPORATION	NAMES UNDER WHICH SUCH SUBSIDIARIES DO BUSINESS
MRC PRECISION METAL OPTICS. INC.	Florida	MRC OPTICS
Laser Optics Holdings, Inc.	New Jersey	Laser Optics

1

PHOTONIC PRODUCTS GROUP, INC. AND SUBSIDIARIES

REPORT ON AUDITS OF CONSOLIDATED FINANCIAL STATEMENTS

THREE YEARS ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Photonic Products Group, Inc. and Subsidiaries
Northvale, New Jersey

We have audited the accompanying consolidated balance sheets of Photonic Products Group, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America.)  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photonic Products Group, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

HOLTZ RUBENSTEIN REMINICK LLP

Melville, New York
February 28, 2005

PHOTONIC PRODUCTS GROUP, INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$1,393,507	$1,282,160
Accounts receivable (after allowance for doubtful accounts of $40,000 in 2004 and 2003)	1,447,994	973,415
Inventories	2,479,074	2,219,116
Unbilled contract costs	—	191,767
Other current assets	87,540	76,941
Total Current Assets	5,408,115	4,743,399
Plant and equipment:

Plant and equipment at cost	12,018,865	9,824,498
Less: Accumulated depreciation and amortization	(7,255,427)	(6,572,278)
Total plant and equipment	4,763,438	3,252,220
Precious Metals	309,565	309,565
Goodwill	1,727,971	—
Intangible Assets, net of accumulated amortization of $32,425 and $0, respectively	1,067,449	443,750
Other Assets	250,097	102,187
Total Assets	$13,526,634	$8,851,121

Liabilities and Shareholders’ Equity
Current Liabilities:

Notes payable -Other	$226,146	$68,292
Accounts payable and accrued liabilities	2,189,744	993,150
Customer advances	385,714	—
Current obligations under capital leases	300,813	99,664
Total Current Liabilities	3,102,417	1,161,106

Related Party Convertible and Secured Notes Payable	5,200,000	4,200,000
Notes Payable - Other	794,379	116,728
Capital Lease Obligations	464,709	88,848
Total Liabilities	9,561,505	5,566,682

Commitments	—	—

Shareholders’ equity:
10% convertible preferred stock, Series A no par value; 500 shares issued and outstanding	500,000	500,000

10% convertible preferred stock, Series B no par value; 2,100 shares issued and outstanding	2,100,000	2,100,000

Common stock: $.01 par value; 60,000,000 authorized shares 7,186,794 issued at December 31, 2004 and 5,445,903 issued at December 31, 2003	71,868	54,459
Capital in excess of par value	11,035,561	9,534,523
Accumulated deficit	(9,727,350)	(8,889,593)
	3,980,079	3,299,389
Less - Common stock in treasury, at cost (4,600 shares)	(14,950)	(14,950)
Total Shareholders’ Equity	3,965,129	3,284,439
Total Liabilities & Shareholders’ Equity	$13,526,634	$8,851,121

See Notes to Consolidated Financial Statements

PHOTONIC PRODUCTS GROUP, INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2003	2002

REVENUES
Net sales	$9,221,857	$5,388,184	$5,569,118

COST AND EXPENSES
Cost of goods sold	6,618,506	3,917,123	4,662,599
Selling, general and administrative expense	2,916,056	2,389,547	2,276,495
Internal research and development expense	97,685	153,843	134,424
Special charges	—	582,000	—
	9,632,247	7,042,513	7,073,518

OPERATING LOSS	(410,390)	(1,654,329)	(1,504,400)

OTHER INCOME (EXPENSE)

Interest expense	(358,940)	(270,946)	(135,001)
Interest income	—	4,781	10,883
Other	49	8,950	13,126
	(358,887)	(257,215)	(110,992)

LOSS BEFORE INCOME TAX BENEFIT (PROVISION) AND PREFERRED STOCK DIVIDENDS	(769,277)	(1,911,544)	(1,615,392)

INCOME TAX BENEFIT (PROVISION)	96,344	134,235	(100,580)

NET (LOSS)	(672,937)	(1,777,309)	(1,715,972)

PREFERRED STOCK DIVIDENDS	(164,820)	(53,600)	(120,600)

NET LOSS APPLICABLE TO COMMMON SHAREHOLDERS	$(837,757)	$(1,830,909)	$(1,836,572)

NET LOSS PER COMMON SHARE-BASIC	$(0.15)	$(0.35)	$(0.35)

NET LOSS PER COMMON SHARE-DILUTED	$(0.15)	$(0.35)	$(0.35)

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC AND DILUTED	5,710,354	5,287,849	5,210,322

See notes to consolidated financial statements

PHOTONIC PRODUCTS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

			Preferred Stock		Preferred Stock		Capital in			Total
	Common Stock		(Series A)		(Series B)		excess of		Treasury	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	par value	Deficit	Stock	Equity
Balance, December 31, 2001	5,135,603	$51,356	500	$500,000	2,100	$2,100,000	9,331,194	$(5,222,112)	$(14,950)	$6,745,488

401K contribution	14,037	140	—	—	—	—	20,222	—		20,362

Dividend on Preferred Stock	134,000	1,340	—	—	—	—	119,260	(120,600)		—

Net loss for the year	—	—	—	—	—	—	—	(1,715,972)	—	(1,715,972)

Balance, December 31, 2002	5,283,640	52,836	500	500,000	2,100	2,100,000	9,470,676	(7,058,684)	(14,950)	5,049,878

401K contribution	28,263	283	—	—	—	—	11,587	—	—	11,870

Dividend on Preferred Stock	134,000	1,340	—	—	—	—	52,260	(53,600)	—	—

Net loss for the period	—	—	—	—	—	—	—	(1,777,309)	—	(1,777,309)

Balance, December 31, 2003	5,445,903	54,459	500	500,000	2,100	2,100,000	9,534,523	(8,889,593)	(14,950)	3,284,439

401K contribution	25,891	259					12,686			12,945

Dividend on Preferred Stock	134,000	1,340					163,480	(164,820)		0

Common stock private placement	1,581,000	15,810					1,157,174			1,172,984

Warrants issued to lender							167,698			167,698

Net loss for the period								(672,937)		(672,937)

Balance, December 31, 2004	7,186,794	$71,868	500	$500,000	2,100	$2,100,000	$11,035,561	$(9,727,350)	$(14,950)	$3,965,129

See notes to consolidated financial statements

PHOTONIC PRODUCTS GROUP, INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002

Cash flows from operating activities:
Net (loss) profit	$(672,937)	$(1,777,309)	$(1,715,972)

Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	713,080	566,764	508,510
Deferred taxes	—	—	100,000
401K common stock contribution	12,945	11,870	20,362
Allowance for uncollectible accounts	—	—	(14,000)
Inventory reserve	372,106	475,000	—
Changes in assets and liabilities:
Accounts receivable	(10,756)	244,670	268,132
Inventories	(486,535)	(319,892)	273,953
Unbilled contract costs	191,767	149,774	50,215
Other current assets	(10,599)	7,656	59,691
Other assets	28,133	102,097	3,329
Accounts payable and accrued liabilities	599,590	255,987	(361,055)

Customer advances	(105,291)	—	—
Total adjustments	1, 304,440	1,493,926	909,137
Net cash provided by (used in) operating activities	631,503	(283,383)	(806,835)

Cash flows from investing activities:
Capital expenditures	(1,013,569)	(101,045)	(553,556)
Cash used for business acquisition, net	(732,000)	(183,780)	—

Net cash used in investing activities	(1,745,569)	(284,825)	(553,556)

Cash flows from financing activities:
Net proceeds from issuance of common stock	1,172,984
Proceeds from secured notes payable		1,700,000	1,125,991
Proceeds from senior convertible debentures	1,000,000	1,500,000	1,000,000
Principal payments of notes payable	(847,907)	(727,425)	(72,452)
Principal payments of bank debt		(1,678,623)	—
Principal payments of capital lease obligations	(99,664)	(98,658)	(87,023)

Net cash provided by financing activities	1,225,413	695,294	1,966,516

Net increase (decrease) in cash and cash equivalents	111,347	127,086	606,125

Cash and cash equivalents at beginning of the year	1,282,160	1,155,074	548,949

Cash and cash equivalents at end of the year	$1,393,507	$1,282,160	$1,155,074

PHOTONIC PRODUCTS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE YEARS ENDED DECEMBER 31, 2004

1.                          Nature of Business and Summary of Significant Accounting Policies

a.         Nature of Operations

PHOTONIC PRODUCTS GROUP, Inc. and Subsidiaries (the “Company”, formerly known as Inrad, Inc.) is a manufacturer of crystals, crystal devices, electro-optic and optical components, and sophisticated laser subsystems and instruments.  The Company’s principal customers include commercial instrumentation companies and OEM laser manufacturers, research laboratories, government agencies, and defense contractors.  The Company’s products are sold domestically using its own sales staff, and in major overseas markets, principally Europe and the Far East, using independent sales agents.

b.        Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned Subsidiaries.  Upon consolidation, all intercompany accounts and transactions are eliminated.

c.         Allowance for doubtful accounts

Management must make estimates of the uncollectability of accounts receivable.  Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

d.        Depreciation and amortization

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.  Amortization of leasehold improvements is computed using the straight-line method over the estimated useful lives of the related assets, 3-7 years, or the remaining term of the lease, 10 years, whichever is shorter.  Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized.  Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

e.         Inventories

Inventories, including certain precious metals consumed in the manufacturing process, are stated at the lower of cost (first-in, first-out method) or market.

f.           Income taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

g.        Impairment of long-lived assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.  Management has determined that for FY 2004 all asset values recorded on the books of the Company represent the fair value of the assets.

Goodwill and intangible assets not subject to amortization are tested in December of each year for impairment and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

h.        Acquired Goodwill and Intangible assets

Acquired intangible assets and goodwill consists of goodwill approximating $1,728,000 and other intangible assets, principally of non-contractual customer relationships that approximated $1,067,000.  The intangible assets are amortized on a straight-line basis over the assets’ estimated useful life up to 14 years.  The Company periodically evaluates whether events or circumstances have occurred indicating the carrying amount of intangible assets may not be recoverable.  When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the associated undiscounted future cash flows compared to the related carrying amount of assets to determine if an impairment loss should be recognized.

The gross carrying amount of intangible assets as of December 31, 2004 was $1,067,000 and $444,000 as of December 31, 2003.  Accumulated amortization related to intangible assets approximates $32,000 as of December 31, 2004 and $0 as of December 31, 2003.  Amortization expense was approximately $32,000 and $0 for the years ended December 31, 2004 and 2003 respectively.  Aggregate amortization for the five succeeding years ending December 31, 2005 through December 31, 2010 approximates $380,000, accumulating at the rate of $76,000 per year, weighted average life.

The changes in the carrying amounts of goodwill, by acquisition, for the year ended December 31, 2004, are as follows:

	Balance Jan. 1 2004	Goodwill Additions	Purchase Price Adjustment	Balance Dec. 31, 2004
Laser Optics	$—		$311,572	$311,572

MRC	$—	$1,416,339		$1,416,339

Total	$—	$1,416,339	$311,572	$1,727,911

The following schedule details the Company’s intangible asset balance by major asset class.

	At December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer-related	$549,937	$(16,213)	$533,725
Completed technology	362,958	(10,700)	352,258
Trademarks	186,979	(5,512)	181,466

Total	$1,099,874	$(32,425)	$1,067,449

	At December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer-related	$221,875	$—	$221,875
Completed technology	146,438	—	146,438
Trademarks	75,438	—	75,438

Total	$443,750	$—	$443,750

i.            Stock-based compensation

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and accounts for stock issued for services provided by other than employees in accordance with and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation.  Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.  A new measurement date for purposes of determining compensation is established when there is a substantive change to the terms of an underlying option.

(ii) The Company has elected the disclosure-only provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“FASB 123”) in accounting for its employee stock options.  Accordingly, no compensation expense has been recognized.  Had the Company recorded compensation expense for the stock options based on the fair value at the grant date for awards, consistent with the provisions of FASB 123, the Company’s net income (loss) and net income (loss) per share applicable to common shareholders would have changed to the following pro forma amounts:

		Years Ended
		December 31,
		2004	2003	2002

Net Loss:
	As reported	$(672,937)	$(1,777,309)	$(1,715,972)
	Less: Stock based employee compensation expense	(237,565)	(76,555)	(352,012)
	Pro forma	$(910,502)	$(1,853,864)	$(2,067,984)

	Loss per share:
	Basic:
	As reported	$(.15)	$(.35)	$(.35)
	Pro forma	$(.19)	$(.36)	$(.42)
	Diluted:
	As reported	$(.15)	$(.35)	$(.35)
	Pro forma	$(.19)	$(.36)	$(.42)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.  The following range of weighted-average assumptions were used for grants during the years ended December 31, 2004, 2003 and 2002:

	Years Ended
	December 31,
	2004	2003	2002

Dividend yield	0.00%	0.00%	0.00%
Volatility	166.32%	127.16%	128.11%
Risk-free interest rate	5.2%	5.2%	5.2%
Expected life	10 years	10 years	10 years

j.            Revenue recognition

The Company records revenue, other than on contractual type work, when a product is shipped.  Revenue on contractual type work is accounted for using the percentage-of-completion method, whereby revenue and profits are recognized throughout the performance of the contracts.  Percentage-of-completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract.  Losses on contracts are recorded when identified.

k.         Internal research and development costs

Internal research and development costs are charged to expense as incurred.

l.            Precious metals

Precious metals not consumed in the manufacturing process are valued at cost, cost being determined on the first-in, first-out basis.

m.      Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual amounts could differ from those estimates.

n.        Advertising costs

Advertising costs are charged to operations when the advertising first takes place.  Included in selling, general and administrative expenses are advertising costs of $28,000, $32,000 and $62,000 for the years ended December 31, 2004, 2003 and 2002.

o.        Statements of cash flows

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Interest paid during the years ended December 31, 2004, 2003 and 2002 was $63,460, $114,946 and $135,001, respectively.

Income taxes paid were $1,200 in 2004, $580 in 2003, $1,000 in 2002.

p.        Concentration of risk

The Company invests its excess cash in deposits and money market accounts with major financial institutions and in commercial paper of companies with strong credit ratings.  Generally, the investments mature within ninety days, and therefore, are subject to little risk.  The Company has not experienced losses related to these investments.

The concentration of credit risk in the Company’s accounts receivable is mitigated by the Company’s credit evaluation process, reasonably short collection terms and the geographical dispersion of revenue.  The Company generally does not require collateral.

The Company utilizes many relatively uncommon materials and compounds to manufacture its products.  Therefore, any failure by its suppliers to deliver materials of an adequate quality and quantity could have an adverse effect on the Company’s ability to meet the commitments of its customers.

q.        Net Loss per common share

The basic net loss per share is computed using weighted average number of common shares outstanding for the applicable period.  The diluted loss per share is computed using the weighted average number of common shares plus common equivalent shares outstanding, except if the effect on the per share amounts, including equivalents, would be anti-dilutive.

r.           Shipping and handling costs

The Company has included freight out as a component of selling, general and administrative expenses that amounted to $30,950 in 2004, $26,643 in 2003 and $30,242 in 2002.  When applicable the Company bills its customers for freight costs.

s.         Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.”  SFAS No. 151 amends the guidance in ARB Bo. 43, “Inventory Pricing,” for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal.”  This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005.  The Company has always allocated production overheads to the costs of conversion based on the normal capacity of the production facilities therefore, management does not expect this statement to have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, The FASB issued SFAS No. 153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29.” APB Opinion No. 29, “Accounting for Nonmonetary

Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting of nonmonetary exchanges that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The statement is effective for no monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Management does not expect this statement to have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-based Payment” that will require the Company to expense costs related to share-based payment transaction with employees. With limited exceptions, SFAS No. l23(R) requires that the fair value of share-based payments to employees be expensed over the period service is received and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) becomes mandatorily effective for the Company on July 1, 2005. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123 or only to interim periods in the year of adoption. The Company is currently evaluating these transition methods.

The Financial Accounting Standards Board (FASB) issued interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” in January 2003, and amended the Interpretation in December 2003.  FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures.  A VIE is an entity in which the voting equity investors do not have a financial controlling interest, or the equity investment at risk, is sufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties.  Development-stage entities that have sufficient equity invested to finance the activities they are currently engaged in and entities that are businesses, as defined in the Interpretation, are not considered VIE’s.  The provisions of FIN. 46 were effective immediately for all arrangements entered into with new VIE’s created after January 31, 2003.  The adoption of FIN No. 46 did not have a material impact on the Company’s consolidated financial position and results of operations in FY 2004.

t.           Comprehensive income (loss)

Comprehensive income (loss) refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to stockholders’ equity.  At December 31, 2004 and 2003, there were no such adjustments.

2.                          Inventories

Inventories are comprised of the following:

	December 31,
	2004	2003

Raw materials	$579,123	$543,116
Work in process, including manufactured parts and components	1,420,038	1,275,000
Finished goods	479,913	401,000
	$2,479,074	$2,219,116

3.                          Property and Equipment

Property and equipment are comprised of the following:

	December 31,
	2004	2003
Office and computer equipment	$984,657	$919,725
Machinery and equipment	9,161,285	7,544,364
Leasehold improvements	1,872,923	1,360,409
	12,018,865	9,824,498
Less accumulated depreciation and amortization	7,255,427	6,572,278
	$4,763,438	$3,252,220

4.                          Subordinated Convertible Promissory Notes

In April 2004, the Company received $1,000,000 in proceeds from the issuance of a Subordinated Convertible Promissory Note.  The Note is due in March 2007 and bears an interest rate of 6%.  Interest accrues yearly and along with principal may be converted into Common Stock, (and/or securities convertible into common shares).  As a result of the June 2004 private placement, the note is convertible into 1,000,000 Units consisting of 1,000,000 shares of Common Stock and Warrants to acquire 750,000 shares of Common Stock at a price of $1.35 per share.  The Holder of the Note is a major shareholder of the Company.

In 2003, the Company issued a Subordinated Convertible Promissory Note for proceeds of $1,500,000.  The note was amended in 2004 to clarify its conversion features.  The Holder of the Note is a major Shareholder and Debt Holder of the Company.  The note bears interest at the rate of 6% per annum and has a maturity date of January 31, 2006.  The note is convertible into common shares (and/or securities convertible into common shares) of the Company.  As a result of the June 2004 private placement, the note is convertible into 1,500,000 Units consisting of 1,500,000 shares of Common Stock and Warrants to acquire 1,125,000 shares of Common Stock at a price of $1.35 per share.  The Holder of the Note is a major shareholder of the Company.  The proceeds from the Note are intended for use in the Company’s acquisition program.

In June 2003, the Company received $1,700,000 from a major Shareholder and Debt Holder of the Company.  The proceeds of the note were used to pay outstanding bank debt.  The note is secured by the assets of the Company.  The note bears interest at the rate of 6% per annum and is due December 2008.

In 2002, the Company issued a Subordinated Convertible Promissory Note for proceeds of $1,000,000.  The note was amended in 2004 to clarify its conversion features.  The note bears interest at the rate of 6% per annum and has a maturity date of January 31, 2006.  The note is convertible into common shares (and/or securities convertible into common shares) of the Company.  As a result of the June 2004 private placement, the note is convertible into 1,000,000 Units consisting of 1,000,000 shares of Common Stock and Warrants to acquire 750,000 shares of Common Stock at a price of $1.35 per share.  The Holder of the Note is a related party to a major Shareholder of the Company.

5.                          Notes Payable Other

As part of the purchase price of MRC on October 19, 2004 a $175,000 Note was issued to the sole shareholder of the company.  The note bears interest at the rate of 6% per annum and is payable annually   on the anniversary of the closing date.  On the second anniversary of the Closing Date, $50,000 of the Note amount shall be due and payable.  The remaining portion of the Note along with any accrued unpaid interest shall be paid in full on October 19, 2009.  Three notes, totaling $295,725, were assumed from note holders of MRC.  The notes bear interest rates from 6.0% to 10.5% and are payable from 2 to 4 years.  A Note payable to the SBA was also assumed.  The Note in the amount of $390,497 bears interest at the rate of 4.0% and is due in 2032.

At the time of the purchase of Laser Optics, Inc., the Company converted certain liabilities to notes payable.  Notes totaling $100,728 were issued to former officers of Laser Optics, Inc. for back pay and unreimbursed business expenses.  These notes are for a three year period and carry an interest rate defined as the prime rate in the United States as published in the Wall Street Journal.  A note in the amount of $86,777 was issued to the former landlord for back rent.  It is a 36-month note with an interest rate of 2% per annum.  At the time of the closing a former officer of Laser Optics, Inc. received a $15,000 prepayment on his note.  All note balances are payable monthly commencing January 2004.

Notes payable other consist of the following:

	December 31,
	2004	2003
Notes payable other, payable in aggregate monthly installments of $20,000, including interest at rates ranging from 2.0% to 10.5% expiring in April 2032,	$1,020,525	$185,020
Less current portion	226,146	68,292
Long-term debt, excluding current portion	$794,349	$116,728

Notes payable other, mature as follows:

2005	$226,146
2006	238,415
2007	60,854
2008	14,628
2009	134,623
2010	9,997
Thereafter	335,862
$1,020,525

6.                          Accounts Payable and Accrued Expenses

                                    Accounts payable and accrued expenses are comprised of the following:

	December 31,
	2004	2003
Trade accounts payable and accrued purchases	$837,830	$318,090
Accrued vacation	347,357	251,794
Accrued payroll	197,639	92,391
Accrued interest	433,433	156,000
Accrued relocation costs	179,825	107,000
Accrued expenses - other	193,661	67,875
	$2,189,745	$993,150

7.                          Capital Leases

                                    Capital leases consist of the following:

	December 31,
	2004	2003
Capital leases, payable in aggregate monthly installments of $33,000, including interest at rates ranging from 11.0% to 11.6% expiring through October 2010	$765,522	$188,512
Less current portion	300,813	99,664
Long-term debt, excluding current portion	$464,709	$88,848

Maturities of capital leases are as follows:

Year Ending
December 31,

2005	376,464
2006	278,020
2007	199,319
2008	49,144
2009	—
Total minimum payments	902,952

Less amounts representing interest	137,430

Present value of minimum payments	$765,522

Capital lease obligations are collateralized by property and equipment with cost and related accumulated depreciation approximating $1,244,000 and $204,000 respectively at December 31, 2004.

8.                          Income Taxes

A reconciliation of the income tax provision (benefit) computed at the statutory Federal income tax rate to the reported amount follows:

	Year Ended December 31,
	2004	2003	2002
Federal statutory rate	34%	34%	34%
Tax provision (benefit) at Federal statutory rates	$(228,797)	$(604,255)	$(549,233)
Loss in excess of available benefit	228,797	604,255	549,233
Change in valuation allowance			100,000
State taxes	(96,344)	(134,235)	580
	$(96,344)	$(134,235)	$100,580

At December 31, 2004, the Company has Federal and State net operating loss carryforwards for tax purposes of approximately $8,801,000 and $21,000, respectively.  The tax loss carryforwards expire at various dates through 2024.

The State of New Jersey has enacted a program that allows new or emerging technology and biotechnology businesses to sell their unused Net Operating Loss (NOL) carryover to any corporation for at least 75% of the value of the tax benefits.  In 2004, the Company sold $1,550,800 of their NOL for $96,344.

Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss and other credit carryforwards when an ownership change, as defined by the tax law, occurs.  Generally, this occurs when a greater than 50 percentage point change in ownership occurs.  Accordingly, the actual utilization of the net operating loss and carryfowards for tax purposes may be limited annually to a percentage (approximately 6%) of the fair market value of the Company at the time of any such ownership change.

The benefit (provision) for income taxes consists of the following:

	Years Ended
	December 31,
	2004	2003	2002

Current:
State	$96,344	$134,235	$(580)
Deferred:
Federal	—	—	(100,000)
State	—	—	—

Total	$96,344	$134,235	$(100,580)

Deferred tax assets (liabilities) comprise the following:

December 31,

	2004	2003
Inventory reserves	$332,000	$240,000
Vacation liabilities	118,000	101,000
Other	116,000	32,000
Depreciation	102,000	(21,000)
Loss carryforwards	2,992,000	2,996,000
Gross deferred tax assets	3,660,000	3,348,000
Valuation allowance	(3,660,000)	(3,348,000)

	$—	$—

9.                                      Related Party Transactions

During the years ended December 31, 2004, 2003 and 2002, approximately 3%, 3%, and 4%, respectively of the Company’s net product sales were through a foreign agent, in which Warren Ruderman, a principal shareholder has an investment.  Terms of sales to this foreign agent were substantially the same as to unrelated foreign agents.

During 2004, Clarex, LTD., a shareowner and debt holder received a 6% Convertible Promissory Note for $1,000,000 due March 2007.  In March 2004, Clarex, LTD received 200,000 warrants for offering the 2003 $1,700,000 secured promissory note and an additional 200,000 warrants for extending the maturity date of the Note to December 2008.

During 2003, Clarex, LTD. a shareowner and debt holder received a 6% Secured Promissory Note for $1,700,000 due December 2005.  In October 2003, Clarex, LTD received a $1,500,000, 6% Convertible Promissory Note due January 2006.

During 2002, Welland Ltd., a related party to Clarex, Ltd., received a 6% Subordinated Convertible Promissory Note due January 31, 2006, resulting in proceeds to the Company of $1,000,000.

10.                               Commitments

a.     Lease commitment

The Company occupies approximately 42,000 square feet of space located at 181 Legrand Avenue, Northvale, New Jersey pursuant to a net lease expiring on October 31, 2006.  The Company has an option to renew the Northvale lease for an additional term of five years.

The Company’s MRC Optics subsidiary occupies approximately 25,000 square feet of space located at 6405 Parkland Drive, Sarasota, FL pursuant to a net lease expiring on August 31, 2006.  MRC Optics does not currently have an option to renew the lease.

Rental expense was approximately $370,000, $238,000 and $224,000 in 2004, 2003 and 2002, respectively, and real estate taxes were $64,000, $41,000 and $39,000 in 2003, 2002, and 2001, respectively.

Future minimum annual rentals are payable as follows:

Year Ending
December 31,
2005	$375,000
2006	$385,000
2007	$395,000

b.        Retirement plans

The Company maintains a 401(k) savings plan for all eligible employees (as defined in the plan).  The 401(k) plan allows employees to contribute from 1% to 15% of their compensation on a salary reduction, pre-tax basis.  The 401(k) plan also provides that the Company, at the discretion of the Board of Directors, may match employee contributions.  The Company contributed $69,061 in the form of 62,085 shares of the Company’s common stock in 2004, distributed in March 2005.  The Company contributed $12,945 in the form of 25,891 shares of the Company’s common stock in 2003, distributed in March 2004.

c.         Employment agreements

The Company is party to an employment agreement with an officer that provides for a minimum annual salary.  The aggregate minimum commitment under this agreement is as follows:

Year Ending
December 31,
2005	$175,000
2006	$175,000
2007	$175,000
2008	$175,000

Should the agreement be terminated without cause during the term of the contract, the officer would be entitled to one year’s salary.

11.                   Product Sales, Foreign Sales and Sales to Major Customers

The following table summarizes the Company’s product sales by product categories during the past three years:

	Year Ended December 31
	2004		2003		2002
Category	Sales	%	Sales	%	Sales	%
Optical Components*	$7,877,000	85	$4,469,000	83	$4,325,905	79
Laser Accessories	1,345,000	15	893,000	17	1,155,816	21
TOTAL**	$9,222,000	100	$5,362,000	100	$5,481,721	100

* a)    2003 Optical Component sales included $78,000 from operations acquired from Laser Optics, Inc.

   b)    2004 Optical Component sales include $901,000 from the Company’s new MRC Optics subsidiary.

** c)         Not included above are (non-product) contract R&D sales of approximately $26,000 and $87,000 in 2003 and 2002, respectively.

Export sales, primarily to approximately sixteen customers in six countries within Europe, Asia and Canada, amounted to 12%, 19% and 19% of net product sales in 2004, 2003 and 2002, respectively.

No foreign customer accounted for more than 10% of product sales in 2004, 2003 or 2002.  In 2004, three U.S. customers accounted for 16%, 12%, and 10% of total product sales.  In 2003, two U.S. customers accounted for 16.0% and 10.0% of total sales.  In 2002 one U.S. customer accounted for 13.4% of total sales.

12.                   Shareholders’ Equity

a.         Private placement :

During the 2nd quarter of 2004, the Company entered into an agreement with an investment banking firm to raise equity via a private placement that was not registered with the Securities and Exchange Commission.  In July 2004.  The Company issued 1,581,000 Units consisting of 1,581,000 shares and warrants to acquire an additional 1,185,750 shares at $1.35 per share.  Casimir Capital, LP, the placement agent for the private placement received  $142,391 for their services or 9% of the gross proceeds.  In addition, Casimir Capital received 262,276 Warrants.  This private placement resulted in net proceeds to the Company of approximately $1,173,000.  The funds are to be utilized in the furtherance to the Company’s M&A program, capital equipment purchases and to meet general working capital requirements.  The issued shares and shares underlying the warrants were subsequently registered under an SEC approved S-1 Registration filing.

b.        Common shares reserved at December 31, 2004, are as follows:

Common Shares Preferred
1991 Stock option plan	314,500
2000 Stock option plan	6,000,000
Convertible preferred stock	1,340,000
Subordinated convertible notes	3,500,000
Warrants	4,473,026

c.         Preferred stock

The Company has authorized 1,000,000 shares of preferred stock, no par value, which the Board of Directors has the authority to issue from time to time in a series.  The Board of Directors also has the authority to fix, before the issuance of each series, the number of shares in each series and the designation, preferences, rights and limitations of each series.  Series A consist of 500 shares at a stated value of $1,000 per share convertible into common shares at the rate of $1.00 per share.  Series B consist of 2,100 shares at a stated value of $1,000 per share convertible into common shares at the rate of $2.50 per share.

For the years ended December 31, 2004, 2003 and 2002, the Company paid a common stock dividend on preferred stock equal to $165,000, $54,000 and $121,000, respectively.

d.        Stock options

The Company has adopted two stock option plans that provide for the granting of options to employees, officers, directors, and others who render services to the Company.  Under these plans in the aggregate, options to purchase no more than 6,000,000 shares of common stock may be granted, at a price that may not be less than the fair market value per share.

The Equity Compensation Program authorizes the issuance of incentive stock options.  At the annual Shareholders’ meeting held in 2004, shareholders’ approved a recommendation by the Board to increase the number of options to be granted under the 2000 Equity Compensation Program, from 4,000,000 to 6,000,000.  The 2000 equity compensation plan expires in August 2010.

A summary of the status of the Company’s program as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

	Years Ended
	December 31,
	2004		2003		2002
Fixed Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,449,100	$1.42	1,173,800	$1.69	698,600	$2.20
Granted	680,000	0.74	299,900	0.50	475,200	0.94
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—
Forfeited	(7,500)	.50	(24,600)	2.26	—	—
Outstanding, end of year	2,121,600	1.21	1,449,100	1.42	1,173,800	1.69
Options exercisable, end of year	1,301,047	1.53	881,424	1.88	402,163.98
Weighted-average fair values of options granted during year		$.67		$.48		$.91

Warrants outstanding expire from March 2008 to July 2009 as per the below schedule:

Shares	Exercisable through	Exercise Price	Fair Value
1,448,026	July 2009	$1.35	$1.29
200,000	May 2008	$1.08	$.42
200,000	March 2008	$.425	$.42

12.                   Shareholders’ Equity

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price

$0.50 - $2.00	1,964,500	8.42 yrs.	$1.01	1,143,947	$1.23
$3.00 - $5.00	157,100	6.27 yrs.	$3.72	157,100	$3.72

13.                   Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current Assets and Current Liabilities:  The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

Long-Term Debt:  The fair value of the Company’s long-term debt, including the current portion, for notes payable and subordinated convertible debentures, was estimated using a discounted cash flow analysis, based on the Company’s assumed incremental borrowing rates for similar types of borrowing arrangements.  The carrying amount of variable and fixed rate debt at December 31, 2004 approximates fair value.

14.                   Quarterly Data (Unaudited)

Summary quarterly results were as follows:

Year 2004	First	Second	Third	Fourth

Net sales	$1,805,802	$1,917,221	$2,582,372	$2,916,372
Gross profit	277,393	532,589	846,991	946,377
Net Income (loss)	(489,393)	(264,722)	95,167	(13,430)
Net Income (loss) per share - Basic (a)	(0.09)	(0.08)	.01	(0.1)
Net Income (loss) per share - Diluted (a)	(0.09)	(0.08)	.01	(0.1)

Year 2003	First	Second	Third	Fourth

Net sales	$1,200,853	$1,147,117	$1,405,663	$1,634,551
Gross profit	279,963	201,856	285,690	228,552
Net loss	(357,857)	(438,187)	(380,473)	(600,792)
Net loss per share - Basic (a)	(0.07)	(0.09)	(0.07)	(0.01)
Net loss per share - Diluted (a)	(0.07)	(0.09)	(0.07)	(0.01)

(a)          Quarterly income per share amounts may not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

Year 2002	First	Second	Third	Fourth

Net sales	$1,220,465	1,685,964	1,344,569	1,318,120
Gross profit	46,599	425,675	237,553	196,691
Net (loss)	(476,688)	(201,609)	(409,056)	(628,619)
Net income per share - Basic (a)	(0.09)	(0.06)	(0.08)	(0.12)
Net income per share - Diluted (a)	(0.09)	(0.06)	(0.08)	(0.12)

15.                   Special Charges

During 2003, the Company accrued certain expenses related to the relocation of 17 employees from Bethel, CT to its facility in Northvale, NJ.  The special charges accrued amounted to $107,000 ($.02 per share on a basic and diluted basis) and included the costs for permanent relocation, stay on bonuses and relocation bonuses, anticipated to be expended in the next fiscal year.

During 2003, the Company determined that there was excess inventory, relative to forecasted future needs, of certain crystals and solutions.  Based on this determination, a reserve was taken in the amount of $475,000 ($.09 per share on a basic and diluted basis) in order to recognize the diminished future economic benefit of the inventory.

16.                   Acquisition

In October 2004, the Company acquired 100% of the stock of MRC Precision Optics, Inc. a metal optics manufacturer located in Sarasota, Florida.

The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on information currently available and on current assumptions as to future operations.  The Company has obtained independent appraisals of the fair values of the acquired property, plant & equipment.  A summary of the assets acquired and liabilities assumed in the acquisition follows:

THESE ESTIMATES ARE PRELIMINARY AS PERTAIN TO INTANGIBLE ASSETS AND GOODWILL

Estimated fair values:
Current Assets	$418,798
Property Plant and equipment	1,189,142
Intangible Assets	653,631
Goodwill	1,418,893
Total Assets Acquired	3,680,464
Current Liabilities assumed	(1,068,130)
Long Term Liabilities assumed	(2,087,334)
Net assets acquired	$525,000

The operations of MRC were included in the consolidated financial statements as of October 19, 2004.

The following proforma results were developed assuming the acquisition of MRC occurred January 1, 2003.

	2004	2003

Revenue	$11,314,000	$8,655,000
Net loss	(1,012,000)	(2,271,000)
Basic and diluted loss per share	$(.18)	$(.43)

MRC was acquired in accordance with the Company’s strategy to grow via acquisition of Photonics companies serving diverse industries, expanding the reach and breadth of critical component products and services PPGI provides to industry.  MRC met various PPGI acquisition criteria, which include reasonable expectations for positive earnings and cash flow within one year of the acquisition and reputation for high quality and performance in the customer space.

Several factors contributed the determination of the negotiated purchase price and deal structure.  Among them were the value of assets acquired and liabilities assumed, historical EBITDA and projected EBITDA.

PPGI included the financial results of MRC in its consolidated 2004 financial results from the date of the purchase, October 19, 2004 through December 31, 2004.

As a contingent portion of the deal, Mr. Frank Montone is eligible to receive payments of up to $60,000 per year based on goals for annual and cumulative cash flow that will be generated by the operations of MRC for five years commencing January 1, 2005.

In November 2003, the Company acquired the assets and liabilities of Laser Optics, Inc. an optical manufacturing and thin films coating operation.  Capital assets along with the employees of Laser Optics, Inc, were relocated from Bethel, CT to the Company’s facility in Northvale, NJ during the second quarter of 2004.

The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company’s management based on information currently available and on current assumptions as to future operations.  The Company has obtained independent appraisals of the fair values of the acquired property, plant & equipment.  A summary of the assets acquired and liabilities assumed in the acquisition follows:

Estimated fair values
Assets acquired	$849,725
Liabilities assumed	(1,158,422)
Intangible assets acquired	446,000
Net assets acquired	$182,303

As a result of the acquisition, the Company plans to incur integration expenses for the incremental costs to consolidate activities at the Northvale, NJ location.  Generally accepted accounting principles require that integration expenses that are associated with future revenues and have future economic benefit must be expensed as incurred (see footnote 15).

During 2004, the Company reviewed a portion of the Laser Optics business unit dealing with catalogue sales of optics.  A determination was made that, since Laser Optics was a contract manufacturer, this product line did not fit the business model for this unit.  Sales of catalog optics for FY 2004 were approximately $93,000 and resulted primarily from optics manufactured, subsequent to the acquisition, for specific customer needs.  As a result, there was relatively little movement of catalog inventory acquired as a result of the Laser Optics, Inc. acquisition in 2003.  The Company is currently in the process of identifying those former customers for catalog optics who fit a pattern of an OEM purchaser.  The current strategy calls for these customers to place blanket orders for optics they require as opposed to buying minimum amounts from stock.

As a result of this shift in strategy it was determined that approximately $312,000 of catalog optics inventory acquired in the asset purchase, in 2003 be reclassified to goodwill in October of 2004.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL SCHEDULE

The audits referred to in our report dated February 28, 2005 relating to the consolidated financial statements of Photonic Products Group, Inc. and subsidiaries, which is contained in Item 8 in the Form 10K, include the audits of the financial statement schedule listed in the accompanying Schedule II for the years ended December 31, 2004, 2003 and 2002.  This financial statement schedule is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

It is our opinion such financial statement schedule presents fairly, in all material respects, the information set forth therein.

Holtz Rubenstein Reminick, LLP

Melville, NY

February 28, 2005

Schedule II –Valuation and Qualifying Accounts

PHOTONIC PRODUCTS GROUP, INC.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Charged (Credited) to Cost and Expenses	Acquired Balance	Deductions	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2004	$40,000				$40,000
Year ended December 31, 2003	40,000				40,000
Year Ended December 31, 2002	54,000			14,000	40,000

Reserve for Inventory Obsolescence
Year ended December 31, 2004	$600,000	$392,000			$992,000
Year ended December 31, 2003	125,000	475,000			600,000
Year Ended December 31, 2002	125,000				125,000